FIRST FINANCIAL BANKSHARES, INC.

400 Pine Street

Abilene, Texas 79601

(325) 627-7155

January 13, 2012

VIA EDGAR TRANSMISSION

Mr. Christian Windsor

Special Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Financial Bankshares, Inc. (the “Company”)

Form 8-K

Filed April 28, 2011

Amendment No. 1 to Form 8-K

Filed January 9, 2012

File No. 000-07674

Dear Mr. Windsor:

The Company has filed on January 9, 2012, with the Securities and Exchange Commission (the “Commission”) by EDGAR transmission the above-referenced Amendment No. 1 to Form 8-K.

This filing incorporates information in response to the Commission’s comment letter, dated January 6, 2012. Those comments are reproduced below in italicized print. The responses of the Company follow each reproduced comment.

Form 8-K, filed April 28, 2011

1.	In this Current Report on Form 8-K, you disclose results of the shareholder advisory vote to approve the frequency of future “say on pay” votes. We are not able to find your discussion of management’s decision on the frequency of future “say on pay” advisory votes in this 8-K or any amendment to the 8-K. Refer to Item 5.07(d) of Form 8-K. Please provide the staff regarding how you intend to provide this information to investors.

Mr. Christian Windsor

Securities and Exchange Commission

January 13, 2012

RESPONSE:

In accordance with this comment, the Company has filed on January 9, 2012, the above-referenced Amendment No. 1 to Form 8-K to comply with Item 5.07(d) of Form 8-K and disclose management’s decision on the frequency of future “say on pay” advisory votes.

* * * *

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Mr. Christian Windsor

Securities and Exchange Commission

January 13, 2012

If there is any additional information or materials that we might provide to assist the Commission’s review, please call me at (325) 627-7155. Similarly, please let me know if you wish to discuss our responses.

Sincerely,

/s/ F. Scott Dueser

F. Scott Dueser
Chief Executive Officer